UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2012
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________
Spoorstraat 50
5911 KJ Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.
Form 6-K

2

OTHER INFORMATION
For the three- and six-month periods ended June 30, 2012, QIAGEN N.V. prepared its quarterly report under United States generally accepted accounting principles (U.S. GAAP). This quarterly report is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/S/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date:	July 27, 2012

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	U.S. GAAP Quarterly Report for the Period Ended June 30, 2012

5

Exhibit 99.1
QIAGEN N.V. AND SUBSIDIARIES
U.S. GAAP QUARTERLY REPORT FOR THE PERIOD ENDED JUNE 30, 2012

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Note	June 30, 2012	December 31, 2011
		(unaudited)
Assets
Current assets:
Cash and cash equivalents		$214,008	$221,133
Short-term investments	(8)	52,319	54,577
Accounts receivable, net of allowance for doubtful accounts of $4,245 and $4,315 in 2012 and 2011, respectively		217,574	230,770
Income taxes receivable		30,434	19,009
Inventories, net	(10)	139,589	132,236
Prepaid expenses and other current assets		60,800	59,055
Deferred income taxes		29,208	31,652
Total current assets		743,932	748,432
Long-term assets:
Property, plant and equipment, net		383,815	371,792
Goodwill	(11)	1,752,230	1,733,722
Intangible assets, net of accumulated amortization of $478,165 and $417,430 in 2012 and 2011, respectively	(11)	906,763	819,487
Deferred income taxes		40,643	26,866
Other assets		49,406	56,154
Total long-term assets		3,132,857	3,008,021
Total assets		$3,876,789	$3,756,453

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	Note	June 30, 2012	December 31, 2011
		(unaudited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	(9)	$1,652	$1,617
Short-term loans	(9)	214,030	142,329
Accounts payable		60,694	59,848
Accrued and other liabilities (of which $7,251 and $7,383 due to related parties in 2012 and 2011, respectively)	(16)	172,019	213,769
Income taxes payable		28,073	31,211
Deferred income taxes		35,649	32,883
Total current liabilities		512,117	481,657
Long-term liabilities:
Long-term debt, net of current portion (of which $445,000 in 2012 and 2011 due to related parties)	(9) (16)	445,441	446,005
Deferred income taxes		220,427	207,112
Other liabilities		57,149	63,881
Total long-term liabilities		723,017	716,998
Commitments and contingencies	(15)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued and outstanding—235,924 and 234,221 shares in 2012 and 2011, respectively		2,761	2,739
Additional paid-in capital		1,702,459	1,673,733
Retained earnings		917,852	855,928
Accumulated other comprehensive income	(13)	9,077	15,904
Equity attributable to the owners of QIAGEN N.V.		2,632,149	2,548,304
Noncontrolling interest		9,506	9,494
Total equity		2,641,655	2,557,798
Total liabilities and equity		$3,876,789	$3,756,453

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Three months ended
	June 30,
	2012	2011
	(unaudited)
Net sales	$307,213	$282,177
Cost of sales	104,239	93,768
Gross profit	202,974	188,409
Operating expenses:
Research and development	30,621	32,508
Sales and marketing	85,269	76,455
General and administrative, restructuring, integration and other	31,967	26,815
Acquisition-related intangible amortization	9,690	6,176
Total operating expenses	157,547	141,954
Income from operations	45,427	46,455
Other income (expense):
Interest income	582	1,334
Interest expense	(5,137)	(6,636)
Other expense, net	(1,444)	(1,183)
Total other expense	(5,999)	(6,485)
Income before provision for income taxes	39,428	39,970
Provision for income taxes	5,745	6,682
Net income	33,683	33,288
Net income attributable to noncontrolling interest	350	—
Net income attributable to the owners of QIAGEN N.V.	$33,333	$33,288
Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.14	$0.14
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.14	$0.14

Weighted-average shares outstanding
Basic	235,679	233,801
Diluted	240,231	240,983

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Six months ended
	June 30,
	2012	2011
	(unaudited)
Net sales	$603,635	$546,442
Cost of sales	211,291	185,884
Gross profit	392,344	360,558
Operating expenses:
Research and development	59,257	65,175
Sales and marketing	167,648	144,869
General and administrative, restructuring, integration and other	65,875	53,210
Acquisition-related intangible amortization	17,654	12,404
Total operating expenses	310,434	275,658
Income from operations	81,910	84,900
Other income (expense):
Interest income	1,171	2,604
Interest expense	(10,155)	(12,944)
Other (expense) income, net	(362)	697
Total other expense	(9,346)	(9,643)
Income before provision for income taxes	72,564	75,257
Provision for income taxes	10,392	13,988
Net income	62,172	61,269
Net income attributable to noncontrolling interest	248	—
Net income attributable to the owners of QIAGEN N.V.	$61,924	$61,269
Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.26	$0.26
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.26	$0.25

Weighted-average shares outstanding
Basic	235,302	233,601
Diluted	239,558	240,683

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

		Three Months Ended
		June 30,
	Note	2012	2011
		(unaudited)
Net income		$33,683	$33,288
Gains (losses) on cash flow hedges, before tax	(7)	7,115	(3,087)
Reclassification adjustments on cash flow hedges, before tax	(7)	(6,831)	3,707
Cash flow hedges, before tax		284	620
Foreign currency translation adjustments, before tax		(37,534)	16,054
Other comprehensive (loss) income, before tax		(37,250)	16,674
Income tax relating to components of other comprehensive (loss) income		(771)	111
Total other comprehensive (loss) income, after tax		(38,021)	16,785
Comprehensive (loss) income		(4,338)	50,073
Less: Comprehensive (loss) attributable to noncontrolling interest		(185)	—
Comprehensive (loss) income attributable to the owners of QIAGEN N.V.		$(4,153)	$50,073

		Six Months Ended
		June 30,
	Note	2012	2011
		(unaudited)
Net income		$62,172	$61,269
Gains (losses) on cash flow hedges, before tax	(7)	3,541	(10,925)
Reclassification adjustments on cash flow hedges, before tax	(7)	(2,978)	13,542
Cash flow hedges, before tax		563	2,617
Foreign currency translation adjustments, before tax		(7,282)	36,217
Other comprehensive (loss) income, before tax		(6,719)	38,834
Income tax relating to components of other comprehensive (loss)		(343)	(183)
Total other comprehensive (loss) income, after tax		(7,062)	38,651
Comprehensive income		55,110	99,920
Less: Comprehensive income attributable to noncontrolling interest		12	—
Comprehensive income attributable to the owners of QIAGEN N.V.		$55,098	$99,920

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands, except share amounts)

		Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Equity Attributable to the Owners of QIAGEN N.V.	Non-controlling Interest	Total Equity
(unaudited)	Note	Shares	Amount
BALANCE AT DECEMBER 31, 2011		234,221	$2,739	$1,673,733	$855,928	$15,904	$2,548,304	$9,494	$2,557,798
Net income (loss)		—	—	—	61,924	—	61,924	248	62,172
Proceeds from subscription receivables		—	—	515	—	—	515	—	515
Unrealized gain, net on hedging contracts		—	—	—	—	2,479	2,479	—	2,479
Realized gain, net on hedging contracts		—	—	—	—	(2,085)	(2,085)	—	(2,085)
Translation adjustment, net	(13)	—	—	—	—	(7,221)	(7,221)	(236)	(7,457)
Issuance of common shares in connection with stock plan		1,703	22	12,446	—	—	12,468	—	12,468
Share-based compensation	(14)	—	—	12,627	—	—	12,627	—	12,627
Excess tax benefit of employee stock plans		—	—	3,138	—	—	3,138	—	3,138
BALANCE AT JUNE 30, 2012		235,924	$2,761	$1,702,459	$917,852	$9,077	$2,632,149	$9,506	$2,641,655

BALANCE AT DECEMBER 31, 2010		233,115	$2,724	$1,648,985	$759,890	$64,754	$2,476,353	$—	$2,476,353
Net income		—	—	—	61,269	—	61,269	—	61,269
Proceeds from subscription receivables		—	—	503	—	—	503	—	503
Unrealized loss, net on hedging contracts		—	—	—	—	(7,710)	(7,710)	—	(7,710)
Realized loss, net on hedging contracts		—	—	—	—	9,558	9,558	—	9,558
Translation adjustment, net		—	—	—	—	36,802	36,802	—	36,802
Issuance of common shares in connection with stock plan		801	11	6,011	—	—	6,022	—	6,022
Share-based compensation	(14)	—	—	9,245	—	—	9,245	—	9,245
Excess tax benefit of employee stock plans		—	—	2,185	—	—	2,185	—	2,185
BALANCE AT JUNE 30, 2011		233,916	$2,735	$1,666,929	$821,159	$103,404	$2,594,227	$—	$2,594,227

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Six months ended
		June 30,
	Note	2012	2011
		(unaudited)
Cash flows from operating activities:
Net income		$62,172	$61,269
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		93,435	77,641
Share-based compensation expense	(14)	12,627	9,245
Excess tax benefits from share-based compensation		(3,138)	(2,185)
Deferred income taxes		(17,514)	(5,281)
Other noncash adjustments		21,827	51
Net changes in operating assets and liabilities:
Accounts receivable		4,684	(4,557)
Inventories		(25,927)	(11,994)
Accounts payable		126	(995)
Accrued and other liabilities		(34,961)	(13,857)
Other		(13,292)	(3,277)
Net cash provided by operating activities		100,039	106,060
Cash flows from investing activities:
Purchases of property, plant and equipment		(41,836)	(39,319)
Proceeds from sale of equipment		806	958
Purchases of intangible assets		(5,121)	(7,205)
Purchases of investments		(7,000)	(19,888)
Cash paid for acquisitions, net of cash acquired		(131,810)	(5,407)
Proceeds from sale of investments in privately held company		—	604
Purchases of short-term investments		—	(88,507)
Proceeds from sales of short-term investments		—	28,960
Net cash used in investing activities		(184,961)	(129,804)
Cash flows from financing activities:
Net proceeds from short-term debt		68,870	—
Repayment of long-term debt		(65)	—
Principal payments on capital leases		(2,000)	(1,822)
Proceeds from subscription receivables		515	503
Excess tax benefits from share-based compensation		3,138	2,185
Proceeds from issuance of common shares		12,468	6,022
Other financing activities		(4,928)	264
Net cash provided by financing activities		77,998	7,152
Effect of exchange rate changes on cash and cash equivalents		(201)	(23,950)
Net decrease in cash and cash equivalents		(7,125)	(40,542)
Cash and cash equivalents, beginning of period		221,133	828,407
Cash and cash equivalents, end of period		$214,008	$787,865
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.	Description of the Business
QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading provider of innovative sample and assay technologies. These technologies-consumable products such as sample and assay kits and automated instrumentation systems-empower customers to transform raw biological samples into valuable molecular information. We serve four major customer classes: Molecular Diagnostics laboratories; Applied Testing customers in fields such as forensics, veterinary diagnostics and food safety; Pharmaceutical research and development groups, and Academic researchers. We market our products in more than 100 countries.

2.	Basis of Presentation and Recent Authoritative Pronouncements
Basis of Presentation
The condensed consolidated financial statements include the accounts of QIAGEN N.V. and its wholly-owned subsidiaries which are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the noncontrolling interests at the acquisition date and classify the amounts attributable to noncontrolling interests separately in equity in the condensed consolidated financial statements. Any subsequent changes in the Company's ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions.
On May 3, 2012, we acquired AmniSure International LLC, located in Boston, Massachusetts (AmniSure). Accordingly, as of May 3, 2012, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations for the periods ended June 30, 2012 include AmniSure’s operating results from May 3, 2012 through June 30, 2012.
In the opinion of management, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the Securities and Exchange Commission (SEC) rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization, our products and services are offered globally and have consistent product margins. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. Accordingly, we operate and make decisions as one reporting unit.
The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2011.

Summary of Significant Accounting Policies
The interim condensed consolidated financial statements were prepared based on the same accounting policies as those applied and described in the consolidated financial statements as at December 31, 2011 including the adoption of new standards and interpretations as of January 1, 2012.

Adoption of New Accounting Standards
In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, to amend FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, to improve comparability of fair value measurements in both U.S. GAAP and IFRS financial statements. Under these amendments, the FASB does not intend to cause any change in the application of the requirements under Topic 820. Some amendments provide clarification on the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value, or change disclosure requirements about fair value measurements. The amendments are to be applied prospectively and are effective for public entities for interim and annual periods beginning after December 15, 2011. We adopted this guidance on January 1, 2012 without a material impact on our condensed consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220)-Presentation of Comprehensive Income, to increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS. This amendment requires that all nonowner changes in equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment therefore eliminates the option to present components of other comprehensive income as part of the statement of changes in equity. This amendment does not change the items reported under other comprehensive income, it does not change when an item of other comprehensive income must be reclassified to net income and entities can choose to show line items net of tax effects or show one amount of aggregate income tax expense or benefit. This amendment must be applied retrospectively and for public entities, these amendments become effective for interim and fiscal periods beginning after December 15, 2011. We comply with the provisions of this amendment by using the two statement approach.

3.	Computation of Earnings per Share Attributable to the Owners of QIAGEN N.V.
We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised. The following table summarizes the information used to compute net income per common share attributable to the owners of QIAGEN N.V.:

	Three months ended
	June 30,
(in thousands, except per share data)	2012	2011
Net income attributable to the owners of QIAGEN N.V.	$33,333	$33,288

Weighted average number of common shares used to compute basic net income per common share	235,679	233,801
Dilutive effect of warrants	2,561	4,236
Dilutive effect of stock options and restricted stock units	1,991	2,946
Weighted average number of common shares used to compute diluted net income per common share	240,231	240,983
Outstanding options and awards having no dilutive effect, not included in above calculation	3,317	1,290
Outstanding warrants having no dilutive effect, not included in above calculation	23,906	22,231

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.14	$0.14
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.14	$0.14

	Six months ended
	June 30,
(in thousands, except per share data)	2012	2011
Net income attributable to the owners of QIAGEN N.V.	$61,924	$61,269

Weighted average number of common shares used to compute basic net income per common share	235,302	233,601
Dilutive effect of warrants	2,293	4,146
Dilutive effect of stock options and restricted stock units	1,963	2,936
Weighted average number of common shares used to compute diluted net income per common share	239,558	240,683
Outstanding options and awards having no dilutive effect, not included in above calculation	3,907	1,584
Outstanding warrants having no dilutive effect, not included in above calculation	24,174	22,321

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.26	$0.26
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.26	$0.25

4.	Acquisitions
Acquisitions have been accounted for as business combinations, and the acquired companies’ results have been included in the accompanying statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
2012 Acquisitions
On May 3, 2012, we acquired AmniSure, a privately owned company that markets the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a condition in which fluid leaks from the amniotic sac prematurely. The acquisition of AmniSure did not have a material business impact to net sales, net income or earnings per share, and therefore no pro forma financial information has been provided herein. Subsequent to the acquisition date, our results of operations include the results of AmniSure.
The allocation of the purchase price is preliminary and is not yet finalized. The preliminary allocation of the purchase price is based upon preliminary estimates using information that was available to management at the time the financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. We continue to gather information about the fair value of certain assets and liabilities, including intangible assets acquired, deferred taxes and liabilities. Acquisition-related costs are expensed when incurred and are included in general, administrative, integration and other in the accompanying condensed consolidated statements of income.

The preliminary purchase price allocation is as follows:

(in thousands)	AmniSure acquisition
Purchase price:
Cash consideration	$101,228
Fair value of contingent consideration	4,530
$105,758

Allocation:
Working capital	$5,311
Fixed and other long-term assets	262
Developed technology, licenses and know-how	28,961
Customer relationships	26,876
Tradenames	2,962
Goodwill	54,901
Deferred tax liability on fair value of identifiable intangible assets acquired	(13,455)
Liabilities assumed	(60)
$105,758

The weighted-average amortization period for the intangible assets is 10 years. The goodwill acquired is not deductible for tax purposes.
We acquired AmniSure in the second quarter of 2012. Since the acquisition date, the results of AmniSure are included in the consolidated results through June 30, 2012 and were not material. Acquisition-related costs for AmniSure for the period ended June 30, 2012 were not material. The total fair value of the contingent consideration for AmniSure of approximately $4.5 million has been recorded as purchase price using a probability-weighted analysis of the future milestones using discount rates between 0.68% and 1.24%. Under the purchase agreement, we could be required to make additional contingent cash payments totaling $35.0 million through 2016, of which $4.5 million was accrued as of June 30, 2012.

During 2012, we completed other acquisitions which were not significant, either individually or in the aggregate, to the overall consolidated financial statements. The total cash paid for these acquisitions, net of cash acquired, was $31.2 million. Certain acquisitions included contingent consideration where we are required to assess the acquisition date fair value of the contingent consideration liabilities, which is recorded as part of the purchase consideration. The total fair value of the contingent consideration for these other acquisitions of approximately $12.7 million has been recorded as purchase price. Under the purchase agreements, we could be required to make additional contingent cash payments totaling $13.3 million through 2016, of which $12.7 million was accrued as of June 30, 2012.

We made contingent purchase price payments totaling $6.0 million in the first half of 2012 for acquisitions completed prior to 2012. The contingent purchase price payments were contractually due upon achievement of certain performance criteria of the acquired business.

2011 Acquisitions
During 2011, we acquired a majority shareholding in Ipsogen S.A., a publicly listed company founded in 1999 and based in Marseille, France, that is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of applications in the field of hematology. The acquisition of Ipsogen provides QIAGEN access to a broad range of assays covering 15 biomarkers used worldwide for the diagnosis, prognosis and monitoring of patients with various blood cancers. Many of these assays also are used as companion diagnostics in personalized healthcare to make and guide treatment decisions. Many of Ipsogen’s assays have CE-IVD Marking in Europe and have been developed for use on QIAGEN's Rotor-Gene Q real-time PCR system. This has the potential to enable the smooth and rapid transfer of these unique products onto QIAGEN's QIAsymphony RGQ, a novel integrated sample-to-result laboratory automation platform that includes the Rotor-Gene Q system. On July 12, 2011, we paid a total of $57.4 million in cash for the initial 62.6% of the Ipsogen outstanding common shares. On the acquisition date the fair value of the noncontrolling interest was $42.4 million and the fair value of all Ipsogen outstanding common shares an other equity instruments was approximately €70.2 million ($99.9 million). The fair value of the noncontrolling interest was based on reference to quoted market values of Ipsogen stock. The assignment of the total consideration including the fair value of the noncontrolling interest as of the date of the acquisition is shown below. In 2011, we paid an additional $29.8 million and now hold 89.3% of the Ipsogen shares on a fully diluted basis.
The final purchase price allocation for Ipsogen did not differ materially from the preliminary estimates other than the recognition of approximately $7.8 million of additional long-term deferred tax assets, $8.1 million of additional developed technology and $2.8 million of additional long-term deferred tax liability related to the developed technology and correspondingly, goodwill. These changes to the final purchase price allocation were not significant overall to the consolidated financial statements. The final purchase price allocation is as follows:

(in thousands)	Ipsogen acquisition
Purchase price:
Cash consideration	$57,436
Fair value of noncontrolling interest	42,437
$99,873

Allocation:
Working capital	$14,042
Fixed and other long-term assets	10,229
Developed technology, licenses and know-how	44,500
Customer relationships	11,000
Tradenames	1,400
Goodwill	39,939
Deferred tax liability on fair value of identifiable intangible assets acquired	(19,325)
Liabilities assumed	(1,912)
$99,873

The weighted-average amortization period for the intangible assets is 10 years. The goodwill acquired is not deductible for tax purposes.
On August 29, 2011, we acquired all outstanding shares of Cellestis Ltd., a publicly listed Australian company, for $372.5 million in cash. Cellestis develops and provides in-vitro diagnostics and life science research products based on its proprietary QuantiFERON® technology. The technology provides information on the activity of the cell-mediated functions of the immune system from whole blood samples. By tapping into the body’s memory system, this approach allows diseases to be detected much earlier than with other diagnostic methods, such as PCR. With QuantiFERON®, we are adding a “pre-molecular” technology that allows us to look even deeper than with DNA-based molecular testing and thereby strive to extend our DNA-based molecular franchise. At the acquisition date, the allocation was based upon information that was available to management at the time the financial statements were prepared. The allocation remains preliminary at June 30, 2012 pending the final determination of uncertain tax provisions, the intangible assets acquired and the resulting deferred taxes.

5. Restructuring

Late in 2011, we began a project to enhance productivity by streamlining the organization and freeing up resources for reallocation to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project aims to eliminate organizational layers and overlapping structures, actions that we expect will enhance our processes, speed and productivity. In 2012, we recorded pretax charges of $16.9 million in general, administrative, restructuring and other. We expect to record additional restructuring charges in 2012 related to this program.

The specific restructuring measures and associated estimated costs were based on management's best business judgment under the existing circumstances at the time the estimates were made. If future events require changes to these estimates, such adjustments will be reflected in the applicable line item in the condensed consolidated statement of income.

The following table summarizes the cash components of the restructuring costs. At June 30, 2012 and December 31, 2011, restructuring accruals of $5.7 million and $26.9 million, respectively, were included in accrued and other liabilities in the accompanying condensed consolidated balance sheet.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Balance at December 31, 2011	$19,228	$443	$7,238	$26,909
Additional costs in 2012	3,250	1,649	11,973	16,872
Payments	(17,604)	(337)	(17,963)	(35,904)
Release of excess accrual	(2,102)	—	—	(2,102)
Foreign currency translation adjustment	(36)	—	—	(36)
Balance at June 30, 2012	$2,736	$1,755	$1,248	$5,739

Included in other costs are costs associated with third-party service providers that are assisting the Company in executing the restructuring. We accrue for such costs as the services are provided.

6. Variable Interest Entities
FASB ASC Topic 810 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not control a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership. We have a 50% interest in a joint venture company, PreAnalytiX GmbH, for which we are not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, our maximum exposure to loss as a result of our involvement with PreAnalytiX is limited to our share of losses from the equity method investment itself.
We also have 100% interests in two entities established for the purpose of issuing convertible debt. These entities are discussed in Note 9 below.

7. Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We do not offset the fair value of derivative instruments with cash collateral held or received from the same counterparty under a master netting arrangement.

As of June 30, 2012 and December 31, 2011, all derivatives that qualify for hedge accounting are cash flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2012 and 2011, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings and did not discontinue any cash flow hedges. During the next 12 months, we expect that approximately $0.4 million of derivative losses included in accumulated other comprehensive income, based on their valuation as of June 30, 2012, will be reclassified into income. The cash flows derived from derivatives, including those that are not designated as hedges, are classified in the operating section of the condensed consolidated statements of cash flows, in the same category as the condensed consolidated balance sheet account of the underlying item.

Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.
In addition, we were party to cross-currency swaps which have been entered into in connection with the notes payable to Euro Finance (see Note 9) and which qualified as cash-flow hedges with a notional amount of $120.0 million as of June 30, 2012 and December 31, 2011, which mature in November 2012 and had fair market values of $2.8 million in prepaid and other assets at June 30, 2012 and $1.7 million in accrued and other liabilities at December 31, 2011, in the accompanying condensed consolidated balance sheets.

Undesignated Derivative Instruments
We are party to various foreign exchange forward, option and swap arrangements which had, at June 30, 2012, an aggregate notional value of approximately $152.4 million and fair values of $1.2 million and $2.3 million, which are included in prepaid and other assets and accrued and other liabilities, respectively, and which expire at various dates through October 2012.
We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2011, an aggregate notional value of approximately $204.0 million and fair values of $5.5 million and $0.8 million which are included in other assets and other liabilities, respectively, and which expired at various dates through April 2012.
The transactions were entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements were recognized in other income, net.
Interest Rate Derivatives
We used interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates until October 2011. The interest rate swaps effectively fixed the variable interest rates on a portion of our variable rate debt and qualified for hedge accounting as cash-flow hedges. There was no ineffectiveness related to these swaps, the last of which matured in October 2011.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the condensed consolidated balance sheets as of June 30, 2012 and December 31, 2011:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	6/30/2012	12/31/2011	6/30/2012	12/31/2011
Derivative instruments designated as hedges
Foreign exchange contracts	$2,753	$658	$—	$(1,723)
Undesignated derivative instruments
Foreign exchange contracts	1,152	5,489	(2,275)	(769)
Total derivative instruments	$3,905	$6,147	$(2,275)	$(2,492)

Gains and Losses on Derivative Instruments
The following tables summarize the locations and gains on derivative instruments for three- and six-months ended June 30, 2012 and 2011:

Three months ended June 30, 2012 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash-flow hedges
Foreign exchange contracts	$7,115	Other income, net	$(6,831)	n/a
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$4,775

Three months ended June 30, 2011 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash-flow hedges
Interest rate contracts	$787	Interest expense	$—	n/a
Foreign exchange contracts	(3,874)	Other income, net	3,707	n/a
Total	$(3,087)		$3,707	n/a
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$(10,837)

Six months ended June 30, 2012 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash-flow hedges
Foreign exchange contracts	$3,541	Other income, net	$(2,978)	n/a
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$(1,028)

Six months ended June 30, 2011 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash-flow hedges
Interest rate contracts	$1,546	Interest expense	$—	n/a
Foreign exchange contracts	(12,471)	Other income, net	13,542	n/a
Total	$(10,925)		$13,542	n/a
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$(26,987)

The amounts noted in the tables above for accumulated other comprehensive income (AOCI) do not include any adjustments for the impact of deferred income taxes. Gains and losses recognized on foreign exchange contracts are included in other income, net in the condensed consolidated statement of income together with the corresponding, offsetting foreign exchange losses and gains on the underlying transactions.

8. Fair Value Measurements
Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
Level 1. Observable inputs, such as quoted prices in active markets;
Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals, which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. We value contingent consideration liabilities using Level 3 unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones and the discount rate, to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and measurement period adjustments are reflected in goodwill and all other changes in the accrual are recognized in the condensed consolidated statement of income in the line items commensurate with the underlying nature of milestone arrangements.
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2012 and December 31, 2011:

	As of June 30, 2012				As of December 31, 2011
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$8,254	$44,065	$—	$52,319	$9,290	$45,287	$—	$54,577
Foreign exchange contracts	—	3,905	—	3,905	—	6,147	—	6,147
	$8,254	$47,970	$—	$56,224	$9,290	$51,434	$—	$60,724
Liabilities:
Foreign exchange contracts	$—	$2,275	$—	$2,275	$—	$2,492	$—	$2,492
Contingent consideration	—	—	25,382	25,382	—	—	38,646	38,646
	$—	$2,275	$25,382	$27,657	$—	$2,492	$38,646	$41,138

For liabilities with Level 3 inputs, the following table summarizes the activity for the six months ended June 30, 2012:

(in thousands)	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Contingent Consideration
Beginning Balance at December 31, 2011	$38,646
Additions	17,296
Payments	(4,927)
Change in estimate	(25,619)
Foreign currency translation adjustments	(14)
Ending balance at June 30, 2012	$25,382

The change estimate of $25.6 million includes $6.5 million for a change in fair value, of which $1.7 million is included in cost of sales and $4.8 million is included in research and development expense in the condensed consolidated statement of income, and $19.1 million which was recorded against goodwill as new information about facts and circumstances that existed at the acquisition date were discovered during the measurement period for the respective acquisitions that resulted in changes to the fair value of the contingent consideration as of the acquisition date.

The carrying values of financial instruments, including cash and equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 9 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value adjustments in the three- and six-month periods ended June 30, 2012 and 2011 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

9. Debt

Our credit facilities available at June 30, 2012 total €436.6 million (approximately $549.7 million) of which €170.0 million (approximately $214.0 million) was utilized at June 30, 2012.
At June 30, 2012, total long-term debt was approximately $447.1 million, $1.7 million of which is current. We believe that funds from operations, existing cash and cash equivalents, and availability of financing facilities as needed, will be sufficient to fund our debt repayments coming due in 2012.
Total long-term debt consists of the following:

(in thousands)	June 30, 2012	December 31, 2011
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 3.97% due in December 2014	$300,000	$300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.84% due in February 2024	145,000	145,000
R&D-related loan bearing interest at 3.50% due in 2013	1,652	2,103
Production-related loans bearing interest at an effective rates of 4.57% and 6.28% due in May and November 2015	441	519
Total long-term debt	447,093	447,622
Less current portion	1,652	1,617
Long-term portion	$445,441	$446,005

In May 2006, we completed the offering of $300 million of 3.25% Senior Convertible Notes due in 2026 (2006 Notes) through an unconsolidated subsidiary, QIAGEN Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries and at June 30, 2012 and December 31, 2011, $300 million is included in long-term debt for the loan amounts payable to Euro Finance. These long-term notes payable to Euro Finance have an effective interest rate of 3.97% and are due in December 2014. Interest is payable semi-annually in May and November. The 2006 Notes were issued at 100% of the principal amount, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the outstanding principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the 2006 Notes at June 30, 2012 was approximately $340.0 million. We have reserved 15.0 million common shares for issuance in the event of conversion.
In August 2004, we completed the sale of $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes), through our unconsolidated subsidiary QIAGEN Finance. The net proceeds of the Senior Convertible Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland and at June 30, 2012 and December 31, 2011, $145 million is included in long-term debt for the loan amounts payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance originally matured in July 2011. The $145.0 million note, which was loaned under another agreement to another consolidated subsidiary, is payable to QIAGEN Finance with an effective interest rate of 1.84% and is due in February 2024. Interest is payable semi-annually in February and August. The 2004 Notes were issued at 100% of the principal amount, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. Since August 18, 2011, the 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option, at 100% of the outstanding principal amount, provided that the actual trading price of our common shares exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the outstanding principal amount, plus accrued interest, on August 18, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the 2004 Notes at June 30, 2012 was approximately $194.3 million. We have reserved 11.5 million common shares for issuance in the event of conversion.

10. Inventories
The components of inventories consist of the following as of June 30, 2012 and December 31, 2011:

(in thousands)	June 30, 2012	December 31, 2011
Raw materials	$29,983	$26,645
Work in process	36,079	33,757
Finished goods	73,527	71,834
Total inventories	$139,589	$132,236

11. Intangible Assets
The following table sets forth the intangible assets by major asset class as of June 30, 2012 and December 31, 2011:

	June 30, 2012		December 31, 2011
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$294,245	$(126,580)	$294,854	$(115,310)
Developed technology	683,320	(242,124)	605,847	(210,022)
Customer base and trademarks	407,363	(109,461)	336,216	(92,098)
	$1,384,928	$(478,165)	$1,236,917	$(417,430)
Unamortized Intangible Assets:
Goodwill	$1,752,230		$1,733,722

The changes in the carrying amount of goodwill for the six months ended June 30, 2012 resulted primarily from acquisitions during the second quarter of 2012, changes in the purchase price allocations of 2011 acquisitions and foreign currency translation.

For the three- and six-month periods ended June 30, 2012 amortization expense on intangible assets totaled approximately $33.7 million and $63.8 million, compared to $26.4 million and $52.4 million for the three- and six-month periods ended June 30, 2011. Amortization of intangibles for the next five years is expected to be approximately:

Year	Annual Amortization (in thousands)
2013	$123,283
2014	$122,289
2015	$121,088
2016	$118,287
2017	$114,557

12. Income Taxes
The provision for income taxes is based upon the estimated annual effective tax rates for the year applied to the current period income before tax plus the tax effect of any significant unusual items, discrete events or changes in tax law. Our operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 42%. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the condensed consolidated financial statements. In the three-month periods ended June 30, 2012 and 2011, the effective tax rates were 14.6% and 16.7%, respectively. In the six-month periods ended June 30, 2012 and 2011, the effective tax rates were 14.3% and 18.6%, respectively.

We assess uncertain tax positions in accordance with ASC 740 (ASC 740-10 Accounting for Uncertainties in Tax). At June 30, 2012, our net unrecognized tax benefits totaled approximately $6.9 million which, if recognized, would favorably impact our effective tax rate in the periods in which they are recognized. It is possible that approximately $0.5 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statutes of limitations or settlements with tax authorities. We cannot reasonably estimate the range of the potential outcomes of these matters.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Our subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before 2007.
As of June 30, 2012, residual Netherlands income taxes have not been provided on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free.

13. Accumulated Other Comprehensive Income
The following table is a summary of the components of accumulated other comprehensive income as of June 30, 2012 and December 31, 2011:

(in thousands)	June 30, 2012	December 31, 2011
Net unrealized loss on hedging contracts, net of tax	$(368)	$(762)
Net unrealized gain on pension, net of tax	115	115
Foreign currency effects from intercompany long-term investment transactions, net of tax of $4.7 million and $4.9 million in 2012 and 2011, respectively	6,859	7,369
Foreign currency translation adjustments	2,471	9,182
Accumulated other comprehensive income	$9,077	$15,904

14.	Share-Based Compensation
Stock Options
During the three- and six-month periods ended June 30, 2012, we granted options to purchase 0.2 million and 0.5 million common shares, compared to 0.3 million and 0.5 million common shares for the three- and six-month periods ended June 30, 2011.
The unrecognized share-based compensation expense related to employee stock option awards, including estimated forfeitures, was approximately $4.7 million, as of June 30, 2012.
Stock Awards
Stock-based awards consist of restricted stock units, which have time-based vesting, and performance stock units which have a performance hurdle in addition to the time vesting. During the three- and six-month periods ended June 30, 2012, we granted 1.1 million and 2.4 million stock awards, compared to 0.9 million and 1.8 million stock awards for the three- and six-month periods ended June 30, 2011.
At June 30, 2012, there was $80.0 million remaining in unrecognized compensation expense, including estimated forfeitures, related to these awards.

Share-Based Compensation Expense
Total share-based compensation expense for the three- and six-month periods ended June 30, 2012 and 2011 is comprised of the following:

	Three months ended
	June 30,
Compensation Expense (in thousands)	2012	2011
Cost of sales	$767	$489
Research and development	1,252	855
Sales and marketing	1,744	1,143
General and administrative, restructuring, integration and other	3,657	2,807
Share-based compensation expense before taxes	7,420	5,294
Less: income tax benefit	1,703	1,149
Net share-based compensation expense	$5,717	$4,145

	Six months ended
	June 30,
Compensation Expense (in thousands)	2012	2011
Cost of sales	$1,213	$812
Research and development	2,137	1,471
Sales and marketing	3,083	2,036
General and administrative, restructuring, integration and other	6,194	4,926
Share-based compensation expense before taxes	12,627	9,245
Less: income tax benefit	2,856	1,983
Net share-based compensation expense	$9,771	$7,262

No compensation cost was capitalized in inventory in 2012 or 2011 as the amounts were not material.

15. Commitments and Contingencies
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments totaling up to $138.3 million based on the achievement of certain revenue and operating results milestones as follows: $22.9 million in 2012, $17.9 million in 2013, $23.3 million payable in 2014, $16.0 million in 2015, $17.2 million in 2016, and $41.0 million payable in any 12-month period from now until 2016 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $138.3 million total contingent obligation, we have assessed the fair value at June 30, 2012 to be $25.4 million, where $13.5 million and $11.9 million are included in accrued and other liabilities and other long-term liabilities, respectively, as of June 30, 2012.
Preacquisition Contingencies
In connection with certain acquisitions, amounts were paid into escrow accounts to cover certain preacquisition contingencies assumed in the acquisition. The escrow amounts that can be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $7.5 million as of June 30, 2012 ($7.0 million as of December 31, 2011). In addition, we have recorded $7.1 million for preacquisition contingencies as a liability under accrued and other liabilities as of June 30, 2012 ($6.2 million as of December 31, 2011).

Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves of $4.3 million and $3.9 million as of June 30, 2012 and December 31, 2011, respectively, appropriately reflect the estimated cost of such warranty obligations.
Litigation
From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of June 30, 2012, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.
Cybeles Life Science Consulting (Claimant) vs. Research Biolabs Ptd. Ltd. (Respondent)

On August 18, 2010, Cybeles Life Science Consulting (Cybeles) initiated an arbitration proceeding against QIAGEN's Singapore affiliate Research Biolabs Pte. Ltd. (Research Biolabs) in the Swiss Chambers' Court of Arbitration and Mediation. The Notice of Arbitration alleged breaches of the distribution agreement between the parties, and claimed loss and damage in the amount of approximately $1.3 million. Research Biolabs considers the complaint as not justified and will continue to vigorously defend the claim.

16. Related Party Transactions
From time to time, we engage in transactions with companies in which we hold interests all of which are individually and in the aggregate immaterial except for certain transactions as discussed below.
We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 9, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of June 30, 2012 and December 31, 2011, we had loans payable to QIAGEN Finance of $145.0 million, accrued interest due to QIAGEN Finance of $4.3 million and $4.4 million, respectively and amounts receivable from QIAGEN Finance of $3.4 million. As of June 30, 2012 and December 31, 2011, we had a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $2.9 million and $3.0 million, respectively, and amounts receivable from Euro Finance of $1.6 million. The amounts receivable are related to subscription rights which are recorded net in the equity of QIAGEN N.V. as paid-in capital.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Forward-looking and Cautionary Statements” below.
Forward-looking and Cautionary Statements
This report contains forward-looking statements that are subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into and maintain collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future success involves a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed in Part 1, Item 3 "Key Information" of our Annual Report on Form 20-F for the year ended December 31, 2011.
Results of Operations
Overview
QIAGEN is the world's leading provider of innovative Sample & Assay Technologies, based on independent market studies of United States and European market shares for our products and technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular information. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to amplify, enrich and provide results for analysis of biomolecules, such as the DNA of a virus or a mutation of a gene.
We sell our products, sample and assay kits known as consumables and automated instrumentation systems using those technologies, to four major customer classes:

•	Molecular Diagnostics-healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Applied Testing-customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma-drug discovery and clinical development efforts of pharmaceutical and biotechnology companies

•	Academia-researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications
A landmark addition of test content was achieved in July 2012 when QIAGEN received U.S. regulatory approval for its therascreen KRAS RGQ PCR Kit, which provides guidance on the use of Erbitux® (cetuximab) as a treatment in patients with metastatic colorectal cancer. This marked a milestone in QIAGEN's global expansion of its Personalized Healthcare franchise. Entry into the U.S. market with our first FDA-approved companion diagnostic builds on success in Europe and Japan, where QIAGEN already offers a range of Personalized Healthcare tests based on real-time PCR or Pyrosequencing.
We are actively expanding our pipeline in companion diagnostics and plan to submit several other tests for U.S. regulatory approval in the coming years. The next U.S. submission is expected in 2012 involving a therascreen EGFR assay as a companion diagnostic for use with Boehringer Ingelheim's investigational medicine afatinib in patients with non-small cell lung cancer (NSCLC). Other submissions are expected to emerge from more than 15 projects we have under way to co-develop and market companion diagnostics with leading pharmaceutical and biotech companies. In addition, we are active in numerous partnerships and initiatives to further broaden our overall assay portfolio in Molecular Diagnostics as well as in other customer classes.

We market products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of June 30, 2012, we employed approximately 4,000 people in more than 35 locations worldwide.

We have delivered five-year compound annual growth rates of approximately 20% in net sales and 6% in net income through 2011, as reported under U.S. GAAP. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities.

Recent Acquisitions
We have made a number of strategic acquisitions since 2011, expanding our technology and product offerings as well as extending our geographic presence. These transactions include:

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In June 2012, we unveiled an initiative to enter the next-generation sequencing (NGS) market. The initiative aims to expand the uses of next-generation sequencing technologies from the current focus on life science research into areas such as clinical research and molecular diagnostics. The expected sample-to-result workflows will incorporate our QIAcube and QIAsymphony automation platforms, leading sample preparation solutions, specialized gene panels and GeneGlobe (www.geneglobe.com) portfolio of more than 60,000 well-defined and characterized molecular assays. The solutions span a broad range of our consumable and automation solutions, as well as components accessed through partnerships or acquired, such as through the acquisition of Intelligent Bio-Systems, Inc. in early 2012. New bioinformatics, including NGS solutions from a new collaboration with SAP AG, will handle clinical data produced in next-generation sequencing. The first products from this initiative are expected to launch in 2013.

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In May 2012, we acquired AmniSure International LLC, including the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a widespread cause of premature delivery and neonatal complications. This product, which is approved in the U.S. and many other markets, is expected to be catalytic for our Point of Need portfolio. AmniSure is expected to contribute approximately $12 million of sales to QIAGEN in 2012, but to be neutral to adjusted EPS as expansion investments are made.

•
In August 2011, we acquired Cellestis Ltd., an Australian company that develops and provides in-vitro diagnostics and life science research products based on proprietary QuantiFERON® technology. In QuantiFERON®, we added a “pre-molecular” technology that is complementary to our DNA-based molecular testing franchise. The technology provides information on the activity of cell-mediated functions of the immune system from whole blood samples. By tapping into the body's memory system, this approach allows detection of diseases much earlier than other diagnostic methods, such as PCR.

•
In July 2011, we purchased a majority of the shares of Ipsogen S.A., a publicly listed French company that is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of blood cancers. The acquisition added valuable content to our Molecular Diagnostics portfolio and offers promise for potential partnerships with pharmaceutical companies. In October 2011, we initiated a public tender offer for the remaining shares of Ipsogen. By year-end 2011, we had acquired 89% of the shares. We intend to fully acquire Ipsogen through future public offers.

Our financial results include the contributions of our recent acquisitions from the date of acquisition, as well as costs related to the acquisitions and integrations of the acquired companies, such as the relocation and closure of certain facilities.
We operate as one business segment in accordance with ASC Topic 280, Segment Reporting. Our decision-making process has evolved as a result of continued growth, restructuring and streamlining of the organization, and revised internal budgeting and reporting approaches. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. However, we do provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.
Three- and Six-Month Periods Ended June 30, 2012 compared to Three- and Six-Month Periods Ended June 30, 2011
Net Sales
In the second quarter of 2012, net sales increased by 9% to $307.2 million, as compared to $282.2 million in the second quarter of 2011, driven by growth in all geographic regions and supported by contributions from all customer classes, particularly Molecular Diagnostics and Applied Testing. The second quarter sales include results from recent acquisitions - Cellestis (as of August 29, 2011), Ipsogen (as of July 12, 2011) and AmniSure (as of May 3, 2012) - which contributed approximately 9% to net sales in the second quarter of 2012. Excluding these acquisitions, growth in the QIAGEN portfolio was 5%. Net sales were negatively affected by currency impact of 5% in the second quarter of 2012.

Net sales advanced in the first half of 2012 compared to the first half of 2011, rising 10% as the acquisitions of Cellestis, Ipsogen and AmniSure contributed eight percentage points to growth and the rest of the QIAGEN portfolio added six percentage points. Sales of consumables and related revenues as well as instruments benefited from the broad business improvement across all geographic regions and customer classes, particularly Molecular Diagnostics and Applied Testing. Currency movements had a negative impact of four percentage points on reported growth.
Geographic regions: The Asia-Pacific / Japan region (19% of net sales, +18% growth) led the performance in the second quarter of 2012 among geographic regions on contributions from Japan and China, particularly in Molecular Diagnostics. The Europe / Middle East / Africa region (33% of net sales, +7% growth) grew on expansion in Pharma and Molecular Diagnostics, driven by the QIAsymphony automation system as well as rapid growth in Personalized Healthcare. In the Americas (48% of net sales, +6% growth), Applied Testing gains and demand for the QuantiFERON latent TB test more than offset the expected decline in U.S. HPV (human papillomavirus) assay sales.
Product categories: In consumable and related revenues, which represent approximately 86% of net sales, we achieved a 7% increase in the second quarter of 2012 as compared to the second quarter of 2011. Sales of instrumentation products in the 2012 quarter, which represent approximately 14% of total sales in the quarter, increased by 21% as compared to the same period of the prior year. For the first half of 2012, consumables and related revenues represented 87% of net sales and grew 10% compared to the same period in 2011. For the first half of 2012, instrument sales rose 13% compared to the same period in 2011 and represented 13% of net sales. Instrument sales grew at a faster rate than consumables, driven by initiatives to secure new product placements, particularly for the QIAsymphony automation system and the Rotor-Gene Q real-time PCR platform. Applied Testing, Pharma and Molecular Diagnostics all delivered double-digit growth in instrument sales compared to the second quarter of 2011, a period with relatively soft demand.
Customer classes: In Molecular Diagnostics, which contributed approximately 48% of net sales, we achieved more than 16% growth in the second quarter of 2012 compared to the second quarter of 2011, both in consumables and in instruments as recently introduced or acquired products more than offset an expected decline in sales of test kits for human papillomavirus (HPV). In Prevention, the addition of the QuantiFERON-TB Gold test to QIAGEN's portfolio after the acquisition of Cellestis in August 2011 more than offset a 14% decline in global HPV test sales in the second quarter of 2012. Personalized Healthcare sustained its rapid growth pace, driven by demand for companion diagnostic tests in Europe and Japan, with Ipsogen's blood cancer testing portfolio providing dynamic growth since the acquisition in July 2011. Milestone payments for co-development projects with pharmaceutical companies were lower than in the year-ago period. In Profiling, sales rose in key markets for products used in disease analysis. In Point of Need, the May 2012 acquisition of the AmniSure assay to test pregnant women for rupture of fetal membranes (ROM), a widespread cause of premature delivery and neonatal complications, further contributed to growth. In the first half of 2012, net sales in Molecular Diagnostics grew 18% and represented 47% of net sales.
In Applied Testing, which contributed approximately 8% of net sales, we achieved 21% growth in the second quarter of 2012 as instrument sales doubled compared to the year-ago period. Consumables sales grew at a high single-digit pace. All regions delivered robust double-digit growth, driven by demand for human identification and forensic products. In the first half of 2012, net sales in Applied Testing advanced 21% and grew to 8% of net sales.
In Pharma, which represented approximately 20% of net sales, we achieved 4% growth in the second quarter of 2012 on higher sales of instruments and consumables, especially products used for molecular pathway analysis and biomarker development. Asia-Pacific / Japan led the regional performance, benefiting from the expansion of drug R&D activities in the region, while the U.S. and Europe also provided important contributions. In the first half of 2012, net sales in Pharma grew 6% and represented 20% of net sales.
In Academia, which contributed approximately 24% of net sales in the second quarter of 2012, results benefited from single-digit growth in consumables, which offset slightly lower instrument sales. All regions had positive sales growth, but the overall performance was affected by the ongoing adverse impact of budget uncertainty and austerity measures in the U.S. and some European countries, which are expected to extend into the second half of the year.
Gross Profit
Gross profit was $203.0 million (66% of net sales) for the three-month period ended June 30, 2012, as compared to $188.4 million (67% of net sales) in the same period in 2011. Generally, our consumable sample and assay products have a higher gross margin than our instrumentation products. The gross margin on milestone payments from companion diagnostic co-development arrangements is significantly below the margin on product sales. In addition, the QuantiFERON TB product acquired with the Cellestis acquisition in 2011 carries a lower gross margin. Fluctuations in the sales levels of these products and services can result in fluctuations in gross margin between periods. During the second quarter, gross profit was positively impacted by the release of $4.6 million of accrued royalties, which were more than offset by the additional expense associated with fair value accounting of acquired inventories. Further, amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $20.8 million in the second quarter of 2012, as compared to $16.8 million in the comparable 2011 period. We expect that our acquisition-related intangible amortization will continue to increase as a result of future acquisitions.
Gross profit for the six-month period ended June 30, 2012 was $392.3 million (65% of net sales) as compared to $360.6 million (66% of net sales) for the same period in 2011.
Research and Development
Research and development expenses decreased by 6% to $30.6 million (10% of net sales) in the second quarter of 2012, compared to $32.5 million (12% of net sales) in the same period of 2011. The decrease in research and development expense reflects a favorable currency impact of $2.0 million in the second quarter of 2012. Our business combinations, along with the acquisition of new technologies, will increase our research and development costs. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development efforts. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
For the six-month period ended June 30, 2012, research and development expenses decreased by 9% to $59.3 million (10% of net sales), compared to $65.2 million (12% of net sales) for the same period in 2011. The decrease in research and development expense primarily reflects the lower costs following reprioritization of the project portfolio and optimization of use of internal and external resources.
Sales and Marketing
Sales and marketing expenses increased by 12% to $85.3 million (28% of net sales) in the second quarter of 2012 from $76.5 million (27% of net sales) in the same period of 2011. The increase in sales and marketing expenses reflects increases related to the acquisitions in 2012 partially offset by a $4.6 million favorable currency exchange impact in 2012. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in Molecular Diagnostics, Applied Testing, Pharma and Academia. We anticipate that sales and marketing costs will continue to increase along with new product introductions and growth in sales of our products.
Sales and marketing expenses increased by 16% to $167.6 million (28% of net sales) for the six-month period ended June 30, 2012, from $144.9 million (27% of net sales) for the same period in 2011.
General and Administrative, Restructuring, Integration and Other Costs
General and administrative, business integration, restructuring and related costs were $32.0 million (10% of net sales) in the second quarter of 2012 as compared to $26.8 million (10% of net sales) in the second quarter of 2011. The net increase is due primarily to $6.3 million in restructuring costs in 2012 related to internal restructuring of subsidiaries, including severance and retention costs, plus increased costs in connection with our 2011 acquisitions, partially offset by operational efficiencies. The restructuring costs primarily relate to a project we began in late 2011 to enhance productivity by streamlining the organization and freeing up resources for reallocation to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project aims to eliminate organizational layers and overlapping structures, actions that will enhance our processes, speed and productivity. Additionally, these costs were favorably impacted by $2.4 million in currency impact in 2012, compared to the same period of 2011. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration and restructuring costs in 2012.
During the six months ended June 30, 2012, we recorded general and administrative, business integration, restructuring and related costs of $65.9 million (11% of net sales), as compared to $53.2 million (10% of net sales) for the same period 2011.
Acquisition-Related Intangible Amortization
Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and noncompete agreements acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing line items based on the use of the asset.
During the three months ended June 30, 2012, the amortization expense on acquisition-related intangibles within operating expense increased to $9.7 million, as compared to $6.2 million the same period of 2011 as a result of 2012 acquisitions. We expect that our acquisition-related intangible amortization will continue to increase as a result of future acquisitions.
During the six months ended June 30, 2012, we recorded amortization expense on acquisition-related intangibles within operating expense of $17.7 million, as compared to $12.4 million for the same period in 2011.

Other Income (Expense)
Total other expense was $6.0 million and $9.3 million in the three- and six-month periods ended June 30, 2012, as compared to total other expense of $6.5 million and $9.6 million in the same periods of 2011, respectively. Total other expense in the second quarter of 2012 is primarily the result of losses on foreign currency transactions and interest expense. In the second quarter of 2011, total other expense was primarily interest expense, partially offset by interest income, foreign currency gains and income from equity method investees.
Interest expense decreased to $5.1 million and $10.2 million in the three- and six-month periods ended June 30, 2012, compared to $6.6 million and $12.9 million for the same periods of 2011. Interest costs primarily relate to long-term debt. The decrease in interest expense is primarily due to a lower outstanding debt balance following repayments in 2011.
For the three months ended June 30, 2012, interest income decreased to $0.6 million as compared to $1.3 million in the same period of 2011. For the six months ended June 30, 2012, interest income decreased to $1.2 million from $2.6 million in the same period 2011. The decrease in interest income primarily reflects the changes in our cash and short-term investments and the changing interest rates thereon.
For the three months ended June 30, 2012, losses on foreign currency transactions totaled $1.7 million as compared to losses of $2.3 million in 2011 which represent foreign currency fluctuations, net of hedging activities.
Provision for Income Taxes
In the second quarters of 2012 and 2011, our effective tax rates were 14.6% and 16.7%, respectively. Our provision for income taxes is based upon the estimated annual effective tax rates. Our operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 42%. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. The year-over-year decrease is a result of the tax planning strategies implemented in 2011 and early 2012.
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities, including capital expenditure requirements and acquisitions. As of June 30, 2012 and December 31, 2011, we had cash and cash equivalents of $214.0 million and $221.1 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At June 30, 2012, cash and cash equivalents had decreased by $7.1 million from December 31, 2011, primarily due to cash used in investing activities of $185.0 million partially offset by cash provided by operating activities of $100.0 million and financing activities of $78.0 million. As of June 30, 2012 and December 31, 2011, we had working capital of $231.8 million and $266.8 million, respectively.
Operating Activities. For the six months ended June 30, 2012 and 2011, we generated net cash from operating activities of $100.0 million and $106.1 million, respectively. While net income was $62.2 million in the six months ended June 30, 2012, non-cash components in income included $93.4 million of depreciation and amortization. Operating cash flows include a net decrease in working capital of $69.4 million, primarily due to payments made in connection with restructuring activities of $35.9 million, for which $26.9 million was accrued at December 31, 2011. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $185.0 million of cash was used in investing activities during the six months ended June 30, 2012, compared to $129.8 million for the same period in 2011. Investing activities during the six months ended June 30, 2012 consisted principally of cash paid for acquisitions, net of cash acquired, of $131.8 million which was primarily related to the AmniSure acquisition. Further, $41.8 million was paid for purchases of property and equipment, primarily in our ongoing construction projects in Germany and the U.S., as well as $5.1 million paid for intangible assets.
In 2009 and 2010, we started the expansion of our Hilden, Germany, and Germantown, Maryland, USA facilities, respectively. While the construction in Germany is complete, the U.S. expansion projects are expected to continue into 2014, with both projects being completed at an estimated total cost of approximately $94.0 million, of which $68.3 million was incurred as of June 30, 2012. We anticipate that we will be able to fund such expansions with cash generated by operating activities.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $138.3 million based on the achievement of certain revenue and operating results milestones as follows: $22.9 million in 2012, $17.9 million in 2013, $23.3 million in 2014, $16.0 million in 2015, $17.2 million in 2016, and $41.0 million payable in any 12-month period from now until 2016 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $138.3 million total contingent obligation we have assessed the fair value at June 30, 2012 to be $25.4 million, where approximately $13.5 million and $11.9 million are included in accrued and other liabilities and other long-term liabilities, respectively, as of June 30, 2012.

Financing Activities. Financing activities provided $78.0 million in cash for the six months ended June 30, 2012, compared to $7.2 million for the six months ended June 30, 2011. Cash provided during the six months ended June 30, 2012 was primarily related to proceeds from short-term borrowings of $68.9 million.
In December 31, 2011, we entered into a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which €150.0 million (approximately $188.9 million) was utilized at June 30, 2012. The €400.0 million facility can be utilized in euros, U.K pounds or U.S. dollars and bears interest of 0.8% to 2.35% above three months EURIBOR, or LIBOR in relation to any loan not in euros, and is offered with interest periods of one, two, three, six or twelve months. We have additional credit lines totaling $46.1 million at variable interest rates, of which €20.0 million (approximately $25.2 million) was utilized as of June 30, 2012. We also have capital lease obligations, including interest, in the aggregate amount of $21.3 million, and carry $447.1 million of long-term debt, of which $1.7 million is current as of June 30, 2012.
We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries, which were established for this purpose. The 2004 Notes are convertible into our common shares at a conversion price of $12.6449, subject to adjustment, and the 2006 Notes are convertible into our common shares at a conversion price of $20.00, subject to adjustment. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. At June 30, 2012, $145.0 million and $300.0 million are included in long-term debt for the amount of the notes payable to QIAGEN Finance and Euro Finance, respectively. The $145.0 million note payable has an effective rate of 1.84%, and had an original maturity in July 2011. We refinanced the $145.0 million note, which has a new maturity date of February 2024. The $300.0 million note payable has an effective rate of 3.97% and is due in December 2014. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing. Our Supervisory Board and shareholders have granted management the discretion to repurchase up to $100 million of our common shares (excluding transaction costs). Based on the closing price on July 23, 2012, this represents approximately 6.0 million common shares. Details of the repurchase program will be announced before its actual commencement in line with Article 4, Section (2) of EC regulation 2273/2003 (so called Safe Harbour).

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing may be negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we cannot obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Quantitative and Qualitative Disclosures About Market Risk
Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign currency exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or speculative purposes. Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure as discussed in Item 11 of our Annual Report on Form 20-F for the year ended December 31, 2011.
Foreign Currency
QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currencies of the respective countries in which they are located. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. Foreign currency transactions in the three- and six-month periods ended June 30, 2012, were $1.7 million and $3.1 million net loss, respectively, as compared to $2.3 million and $1.6 million net loss, respectively, in the same periods of 2011 and are included in other expense, net.

Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly-traded debt with a corresponding rating.
Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis using foreign exchange forward and option contracts as well as cross-currency swaps.
We also make use of economic hedges. All derivatives that qualify for hedge accounting are cash-flow hedges. Further details of our derivative and hedging activities can be found in Note 7 to the accompanying condensed consolidated financial statements.

Recent Authoritative Pronouncements
For information on recent accounting pronouncements impacting our business, see Note 2 to the accompanying condensed consolidated financial statements.

Application of Critical Accounting Policies, Judgments and Estimates
The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or were reasonably likely to change from period to period, having a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, share-based compensation, income taxes, investments, variable interest entities, goodwill and other intangible assets, purchase price allocation and fair value measurements.
Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2011. Actual results in these areas could differ from management’s estimates. There have been no significant changes in our critical accounting policies during 2012.

Off-Balance Sheet Arrangements
Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in Notes 9 and 15 to the accompanying condensed consolidated financial statements, we did not use special purpose entities and did not have off-balance-sheet financing arrangements as of June 30, 2012 and December 31, 2011.

Contractual Obligations
There were no material changes at June 30, 2012 from the contractual obligations disclosed in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2011 other than the increase in the use of the credit facility discussed in Note 9 and the additional contingent consideration associated with new acquisitions as discussed in Note 4.

Legal Proceedings
For information on legal proceedings, see Note 15 to the accompanying condensed consolidated financial statements.
While no assurances can be given regarding the outcome of the proceeding described in Note 15, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Risk Factors
Material risks that may affect our results of operations and financial position appear in Part 1, Item 3 "Key Information" of the 2011 Annual Report on Form 20-F for the year ended December 31, 2011. There have been no material changes from the risk factors disclosed in Item 3 of our Form 20-F.